SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh

15 Ocean Avenue

Brooklyn, NY 11225

Telephone: (718) 703-8441

With a copy to:

Len Breslow, Esq.

Breslow & Walker, LLP

100 Jericho Quadrangle, Suite 230

Jericho, NY 11753

Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 2, 2021

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D

1		NAMES OF REPORTING PERSONS Morris Bawabeh
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,024,776 shares[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,024,776 shares[1] (see Item 5 infra)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,024,776 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.5%[1] (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D

1		NAMES OF REPORTING PERSONS Kulayba LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,986,776 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,986,776 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,986,776 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.2% (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 38,000 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 38,000 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 4 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends Amendment No. 3 to the Schedule 13D (the “Schedule 13D”) filed on April 20, 2020 with the Securities and Exchange Commission with respect to shares of Class A common stock of Centrus Energy Corp. Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following disclosure:

In connection with the entry into the Voting Agreement Amendment as described in Item 4 below, the Company and Kulayba LLC entered into an Exchange Agreement, dated February 2, 2021 (the “Exchange Agreement”), pursuant to which Kulayba LLC agreed to exchange (the “Exchange”) 3,873 shares of the Issuer’s Series B Senior Preferred Stock, representing $5,000,198 liquidation preference (including accrued and unpaid dividends), for (i) 231,276 Shares priced at the closing market price of $21.62 on the date the Exchange Agreement was signed and (ii) a warrant (the “Warrant”) exercisable for 250,000 Shares an exercise price of $21.62 per share which was the closing market price on the date the Exchange Agreement was signed, subject to certain customary adjustments pursuant to the terms of the Warrant. The Warrant is exercisable by Kulayba LLC for a period commencing on the closing date of the Exchange and ending, unless sooner terminated as provided in the Warrant, on the first to occur of: (a) the second anniversary of the closing date of the Exchange or (b) the last business day immediately prior to the consummation of a Fundamental Transaction (as defined in the Warrant) which results in the shareholders of the Company immediately prior to such Fundamental Transaction owning less than 50% of the voting equity of the surviving entity immediately after the consummation of the Fundamental Transaction.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following disclosure:

On February 2, 2021, the reporting persons entered into an amendment to the Voting and Nomination Agreement, dated April 13, 2020, with the issuer (the “Voting Agreement Amendment”). Pursuant to the Voting Agreement Amendment, the reporting persons agreed to cause all Shares owned of record or beneficially owned by them at the Annual Meeting to be voted in favor of (i) an amendment to extend the length of the term of the Issuer’s Section 382 Rights Agreement dated as of April 6, 2016, as amended to date, for two years from June 30, 2021 to June 30, 2023 and (ii) an increase of Shares reserved for delivery under the issuer’s 2014 Equity Incentive Plan, as amended to date, of an additional 700,000 Shares.

The foregoing description of the Voting Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement Amendment, a copy of which is attached as Exhibit D hereto and is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

The last paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

The percentages of beneficial ownership shown herein are based on 11,320,689 Shares issued and outstanding as of November 1, 2020 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2020, filed on November 13, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following disclosure:

Reference is made to the Voting Agreement Amendment defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add Exhibit D thereto, as follows:

Exhibit D:            First Amendment to the Voting and Nomination Agreement, dated as of February 2, 2021, by and among the reporting persons and the Issuer (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated February 2, 2021).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2021

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/ Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).